Filed by: Conestoga Enterprises, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Conestoga Enterprises, Inc. (Commission File No. 0-24064).

D&E Communications

CONESTOGA ENTERPRISES, INC.

D&E / Conestoga Transaction Presentation

Forward-Looking Statements

D&E and Conestoga wish to caution readers that forward-looking statements made herein are based on a number of assumptions, estimates and projections. Such statements include, but are not limited to, statements concerning the proposed transaction, the combination's expected accretiveness to D&E's earnings, expected synergies, the transaction's impact on trading activity of D&E stock, D&E's strategy, maintenance of D&E's dividend policy and pro forma financial and other information. These statements are based upon the current beliefs and expectations of D&E's and Conestoga Enterprises' management, are not guarantees of future performance and involve risks and uncertainties, including those set forth in reports filed by D&E and Conestoga with the Securities and Exchange Commission as well as the following: the ability to obtain governmental approvals of the merger in a timely manner; the failure of D&E's and Conestoga Enterprises' stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the synergies from the merger may not be fully realized or may take longer to realize than expected; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Any significant deviations from the assumptions, estimates and projections contained herein could cause actual results to differ materially from those in the forward-looking statements. Neither D&E nor Conestoga undertake any obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ D&E's REGISTRATION STATEMENT ON FORM S-4 and the JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS relating to the merger transaction described herein, when they become available, BECAUSE THEY will CONTAIN IMPORTANT INFORMATION. When these and other documents relating to the transaction are filed with the United States Securities Exchange Commission ("Commission"), investors and security holders may obtain a free copy at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may also be obtained for free from D&E by directing a request to D&E Communications Inc., 124 E. Main Street, Ephrata, PA 17522-0458, Attn: Investor Relations, telephone: (717) 738-8304. Certain of these documents may also be available on D&E's website at www.decommunications.com when they become available. READ THE DEFINITIVE REGISTRATION STATEMENT and JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

D&E's Strategic Vision
G. William Ruhl – CEO of D&E

D&E is a Leading Regionally Focused ICP

- Long operating history, founded 1911
- Core Wireline Operations(1)
  - ILEC – 61,962 access lines
  - CLEC – 6,785 access lines
  - ISP – 10,000 subscribers
  - Equipment & Systems Integration – $28.5 million LTM revenue


Long Distance
Telephone Systems
Internet Services
Local Telephone (ILEC & CLEC)
Data Systems Integration

- Other Investments
  - PCS – Definitive Agreement to sell partnership interest to VoiceStream Wireless

(1) As of September 30, 2001.

D&E Service Area

- Total service area includes 2.5 million people


D&E

Recent Milestones

D&E has a long history of excellence in operations and customer service



Announce agreement to acquire Conestoga
Enter agreement to sell PCS ONE
2001
2000
Sell Hungarian company
Launch Jazzd Internet service
Acquire 2 systems integration businesses
1999
Begin CLEC edge-out strategy
1997
Launch GSM wireless service (d.b.a) PCS ONE
Begin providing telephone service in Poland
1995
Acquire systems integration business
1994
Launch telephone service in Hungary
1984
Digital / fiber optic technology introduced
1911
Company founded

Strategic Vision

Create a leading regional integrated communications provider leveraging incumbent assets to capture economies of scale, enter contiguous markets and offer a complete product portfolio

- Create Critical Mass
- Full Product Portfolio
- Service Excellence
- Leverage Network Assets

Enhance Shareholder Value

Experienced Management Team

6 senior managers with an average of over 35 years of telecom experience

Anne B. Sweigart
Chairman and President

- Has held the positions of President and Chairman of the Board of D&E since 1985. CEO from 1985 to October 2001
- 65 years at D&E

Robert M. Lauman
Vice Chairman, Senior Vice President

- Joined D&E in 1983 as EVP and COO
- 37 years at Bell of Pennsylvania

G. William Ruhl
Chief Executive Officer

- CEO of D&E; joined D&E in 1991
- 30 years at Bell of Pennsylvania

Thomas E. Morell
Chief Financial Officer

- CFO of D&E since 1995
- Joined D&E in 1984; previously with Coopers & Lybrand, LLP

Albert H. Kramer
President, Conestoga Enterprises, Inc.

- Joined Conestoga in 1995, President since 1998
- 11 years at D&E prior to joining Conestoga

W. Garth Sprecher
Vice President and Secretary

- VP and Secretary of D&E since 1996
- 17 years at D&E

Financial Performance

D&E's significant investment in technology and personnel should position the Company for successful growth

Revenue


($ in millions)
$90.0
$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$53.3
$63.5
$74.0
$87.0
1998
1999
2000
YTD Annualized

EBITDA


($ in millions)
$20.0
$18.0
$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
$17.3
$18.9
$17.9
$14.2
1998
1999
2000
YTD Annualized

* YTD September 30, 2001 annualized.

Investment Highlights

- Leading regional integrated communications provider
  - Strong brand name recognition and customer relationships
  - Established ILEC provides stable revenues and cash flow
- Limited competition
- Experienced management team
- Dividends provide current income to shareholders
- Conestoga merger enhances position as a growing rural communications provider

Conestoga Company Overview
Albert H. Kramer – President of Conestoga

Conestoga is a Leading Regionally Focused ICP

- Long operating history, founded 1902
- Core Wireline Operations[1]
  - ILEC – 84,509 access lines
  - CLEC – 16,635 access lines
  - DSL – 1,214 subscribers
  - Equipment & Systems Integration – $9.4 million LTM revenue


Long Distance
Telephone Systems
Internet Services
Local Telephone (ILEC & CLEC)
Cable

- Other Operations[1]
  - PCS – 18,976 subscribers (GSM technology; expected to be divested)
  - 5,475 paging subscribers

(1) As of September 30, 2001.

Conestoga Service Area


Conestoga

Financial Performance

Conestoga has exhibited a consistently strong financial performance while investing in growth initiatives


Revenue
($ in millions)
$100.0
$90.0
$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$77.3
$87.1
$87.6
$92.7
1998
1999
2000
YTD Annualized


EBITDA
($ in millions)
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$25.0
$25.7
$25.8
$28.5
1998
1999
2000
YTD Annualized

* YTD September 30, 2001 annualized.

Conestoga Transaction Overview
Thomas E. Morell - CFO of D&E

Conestoga Transaction Summary

- Purchase price and consideration
  - $33 per Conestoga share (if market price of D&E's stock is between $13 and $23 per share)
  - $273 million plus assumption of $73 million of debt
    - $150 million in cash and D&E common stock with an approximate value of $123 million
    - Cash consideration funded with $100 million add-on senior secured credit facility from CoBank and cash equivalents
  - Guarantee to shareholders a minimum of 55% in cash, if elected
- D&E plans to maintain its current dividend policy
- Accounting/ tax treatment
  - Purchase accounting
  - Tax-free reorganization with an automatic conversion to taxable structure if the transaction no longer qualified for tax deferral
- Closing targeted in the second quarter of 2002
  - No significant regulatory or shareholder related obstacles anticipated
  - Voting agreements executed by officers, directors and the D&E Voting Trust

Purchase Price Mechanism

DECC Share Price	Conversion Ratio	Number of DECC Shares Issued	Proposed CENI Ownership	Proposed DECC Ownership	Per Share Consideration (in $) Stock	Cash	Total
$8.00 (2)	2.5385	9,467,068	56.3%	43.7%	9.14	18.15	$27.29
$9.00	2.5385	9,467,068	56.3%	43.7%	10.28	18.15	$28.43
$10.00	2.5385	9,467,068	56.3%	43.7%	11.42	18.15	$29.57
$10.60 (3)	2.5385	9,467,068	56.3%	43.7%	12.11	18.15	$30.26
$11.00	2.5385	9,467,068	56.3%	43.7%	12.57	18.15	$30.72
$12.00	2.5385	9,467,068	56.3%	43.7%	13.71	18.15	$31.86
$13.00	**2.5385**	**9,467,068**	**56.3%**	**43.7%**	**14.85**	**18.15**	**$33.00**
$14.00	2.3571	8,790,849	54.5%	45.5%	14.85	18.15	$33.00
$15.00	2.2000	8,204,792	52.7%	47.3%	14.85	18.15	$33.00
$16.00	2.0625	7,691,993	51.1%	48.9%	14.85	18.15	$33.00
$17.00	1.9412	7,239,523	49.6%	50.4%	14.85	18.15	$33.00
$17.55 (4)	1.8803	7,012,643	48.8%	51.2%	14.85	18.15	$33.00
$18.00	1.8333	6,837,327	48.2%	51.8%	14.85	18.15	$33.00
$19.00	1.7368	6,477,468	46.8%	53.2%	14.85	18.15	$33.00
$20.00	1.6500	6,153,594	45.6%	54.4%	14.85	18.15	$33.00
$21.00	1.5714	5,860,566	44.4%	55.6%	14.85	18.15	$33.00
$22.00	1.5000	5,594,177	43.2%	56.8%	14.85	18.15	$33.00
$23.00	**1.4348**	**5,350,952**	**42.1%**	**57.9%**	**14.85**	**18.15**	**$33.00**

(1) Assumes 55% cash / 45% stock shareholder election.
(2) Conestoga has the right to terminate the agreement under certain circumstances if the D&E share price declines below $8.00.
(3) Transaction will not be accorded tax-free reorganization treatment if the D&E share price declines below $10.60.
(4) Represents D&E's closing share price on December 3, 2001 - $17.55.
▭ Represents the upper and lower bounds of the purchase price mechanism which ranges from $13.00 to $23.00.

Transaction Economics Summary

($ in Millions, except per share values and access line multiples)

- D&E expects to divest D&E expects to divest the wireless operations of Conestoga, which will reduce the implied multiples paid for core wireline operations

Purchase Price Analysis		
Offer Price Per Share	**$**	**33.00**
Equity Value		273.3
Assumed Net Debt (9/30/01)		67.0
Break Up Fee		10.0
Total Enterprise Value	$	350.3
TEV / 2001 Annualized EBITDA		12.3x
Multiple of Access Lines (9/30/01)	$	3,463.6

* YTD September 30, 2001 annualized.

Significant Merger Benefits

Highly complementary business plans, identifiable benefits to accrue from Conestoga acquisition

- Adjacent geographic markets
- Focused on wireline services with the divestiture of wireless operations
- Enhanced scale and depth to accelerate business plan
  - Enhanced growth and profitability prospects
  - Potential revenue and cost synergies
- Garner analyst coverage and begin developing an institutional following
  - Increased liquidity through greater trading volume
  - Increased float via merger structure
- Provides expanded management depth and skill sets required to operate larger operation

Creating a Leading Rural Wireline Carrier

Highly complementary footprints


Pro Forma D&E

Creating a Leading Rural Wireline Carrier

Complementary business plans yield enhanced growth and profitability

	D&E	Conestoga	Pro Forma Combined
ILEC	■ 61,962 access lines ■ 100,000 POPs	■ 84,509 access lines ■ 160,650 POPs	■ **146,471 access lines** ■ **260,650 POPs**
CLEC	■ 6,785 access lines	■ 16,635 access lines	■ **23,420 access lines**
Wireless	■ 2.0 million POPs ■ 100,000 subscribers ■ GSM technology	■ 1.0 million POPs ■ 18,976 subscribers ■ GSM technology	■ **Wireless assets -- to be divested**
Data	■ Equipment & Systems Integration ■ Internet	■ Equipment & Systems Integration ■ Internet	■ **Equipment & Integration** ■ **Internet**

D&E – Conestoga Pro Forma Financial Summary

Strengthened financial positioning should position the Company for successful growth

Pro Forma Revenue


($ in millions)
$77.3
$53.3
$87.1
$53.5
$87.6
$74.0
$92.7
$87.0
1999
YTD Annualized
D&E

Pro Forma EBITDA


($ in millions)
$27.8
$17.3
$26.5
$18.9
$25.8
$17.9
$28.5
$14.2
1999
YTD Annualized
D&E

* YTD September 30, 2001 annualized.

D&E – Conestoga Pro Forma Comparison

Increasing scale to achieve critical mass

LTM[1] Revenue


($ in millions)
$350
$300
$250
$200
$150
$100
$50
$0
$325
$306
$179
$152
$129
$108
$85
ALSK
CTCO
Pro Forma D&E
SURW
CTCI
HTCO
NPSI

LTM [1] EBITDA


($ in millions)
$140
$120
$100
$80
$60
$40
$20
$0
$127
$121
$44
$41
$40
$34
$32
ALSK
CTCO
Pro Forma D&E
SURW
HTCO
NPSI
CTCI

ILEC & CLEC Access Lines[2]


(000's)
450
400
350
300
250
200
150
100
50
0
442
333
170
141
133
114
77
CTCO
ALSK
Pro Forma D&E
CTCI
SURW
NPSI
HTCO

(1) LTM as of September 30, 2001 and adjusted for non recurring items.

(2) As of September 30, 2001.